UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 23, 2026, Abits Group Inc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering, an aggregate of 792,452 ordinary shares and/or Pre-funded Warrants to purchase ordinary shares, at an offering price of $2.65 per ordinary share and $2.64999 per Pre-funded Warrant (which equals the per share purchase price for the ordinary shares of $2.65 less the $0.00001 exercise price for each such Pre-funded Warrant) (the “Offering”). The Offering closed on February 24, 2026.

The ordinary shares and Pre-funded Warrants described above were offered and sold pursuant to a registration statement on Form F-3 (File No. 333-284387), as amended, which was initially filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2025 and was declared effective by the Commission on December 18, 2025, including the Prospectus contained therein and a Prospectus Supplement dated February 23, 2026 filed with the Commission on February 24, 2026.

The Company received net proceeds of approximately $1.6 million from the Offering, after deducting the estimated Offering expenses payable by the Company, including the placement agent fees. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital.

In connection with the Offering, the Company entered into a placement agent agreement (the “Placement Agent Agreement”), on February 23, 2026, with Aegis Capital Corp. (the “Placement Agent”), as the exclusive placement agent for the offering. The Company paid the Placement Agent a cash fee of 7.0% of the aggregate gross proceeds received in the Offering and reimbursed certain expenses of the Placement Agent.

The foregoing descriptions of the Placement Agent Agreement and the Securities Purchase Agreement are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

Campbells Legal (BVI) Limited, counsel to the Company, delivered opinions as to the legality of the issuance and sale of the ordinary shares and Pre-funded Warrants, and the legality and enforceability of the Pre-funded Warrants, as applicable. Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the Opinion of Campbells Legal (BVI) Limited.

Attached to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2 are copies of the press releases of the Company dated February 23, 2026 titled “Abits Group Inc Announces $2.1 Million Registered Direct Offering Priced at the Market Under Nasdaq Rules” and dated February 24, 2026 titled “Abits Group Inc Announces Closing of $2.1 Million Registered Direct Offering”.

EXHIBIT INDEX

1.1	Form of Placement Agent Agreement

1.2	Form of Securities Purchase Agreement

5.1	Opinion of Campbells Legal (BVI) Limited

99.1	Press Release, dated February 23, 2026

99.2	Press Release, dated February 24, 2026

*****

This report on Form 6-K, including exhibit 99.1 and exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-284387), as amended, initially filed with the Securities and Exchange Commission on January 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: February 25, 2026	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer